June 27, 2008

VIA EDGAR SUBMISSION AND FACSIMILE

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Aventine Renewable Energy Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 5, 2008 (“Form 10-K”)

Schedule 14A
Filed April 4, 2008 (“Proxy Statement”)

Form 10-Q for the Quarterly Period Ended March 31, 2008

Filed May 12, 2008 (“Form 10-Q”)

File No. 001-32922

Dear Mr. O’Brien:

This letter is a supplement to our letter dated June 20, 2008 responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated June 10, 2008 (the “Comment Letter”) regarding the above-referenced filings of Aventine Renewable Energy Holdings, Inc. (the “Company”).

We hereby confirm that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filings of the Company;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

If you have any questions regarding our responses, please do not hesitate to call the undersigned at (309) 347-9388.

Sincerely,

/s/ Ronald H. Miller

Ronald H. Miller